UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No.: 000-12954

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

Lancaster Press, Inc. Union Savings Plan

3575 Hempland Road

Lancaster, PA 17604-3457

B.	Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Cadmus Communications Corporation

1801 Bayberry Court, Suite 200

Richmond, Virginia 23226

REQUIRED INFORMATION

The Lancaster Press, Inc. Union Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules of the Plan for the years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm

Statement of Net Assets Available for Benefits December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at December 31, 2003

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

LANCASTER PRESS, INC. UNION SAVINGS PLAN
Cadmus Journal Services, Inc.,
as successor in interest by merger to Lancaster Press, Inc.
(As Plan Administrator)

June 18, 2004 (Date)	By:	/s/ Paul K. Suijk
Paul K. Suijk
Cadmus Journal Services, Inc.
Chief Financial Officer

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

LANCASTER PRESS, INC. UNION SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

    Lancaster Press, Inc. Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Lancaster Press, Inc. Union Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lancaster Press, Inc. Union Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia

May 12, 2004

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$1,747,499	$1,518,589
Contributions receivable, net	11,847	12,228

Net assets available for benefits	$1,759,346	$1,530,817

See accompanying notes to financial statements.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$36,370
Net appreciation in fair value of investments	226,486

Total investment income	262,856

Participants’ contributions	154,168

Total additions	417,024

Deductions:
Benefits paid to participants	188,495

Net increase	228,529

Net assets available for benefits:
Beginning of year	1,530,817

End of year	$1,759,346

See accompanying notes to financial statements.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of the Lancaster Press, Inc. Union Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: Lancaster Press, Inc. established the Plan in January 1992. In May 1996, Lancaster Press was purchased by Cadmus Communications Corporation (“Cadmus”), and subsequently merged into Cadmus Journal Services, Inc. (the “Company”), a wholly-owned subsidiary of Cadmus.

The Plan is a defined contribution plan covering all employees who are a member of one of the following three collective bargaining units: Graphic Communications Union - Local 160M, Graphic Communications International Union - Local 138B, or Lancaster Local No. 70 - Printing, Publishing and Media Workers Sector - CWA. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: The Plan is administered by the Plan trustees, a group comprised of Company employees, who are not compensated for administrative services rendered.

Contributions: The Plan provides for participant contributions of up to 15% of annual compensation, as defined in the Plan. The Plan does not provide for employer contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions, plus actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the custodian as to the investment of their account balances into five investment options offered by the Plan. The Plan offers four mutual funds, each managed by The Vanguard Group, and one fund investing in Cadmus common stock as investment options for participants. Participants can direct the investment of contributions and can transfer funds between investments on a quarterly basis.

Payment of Benefits: Distribution of the vested portion of a participant’s account will occur upon the participant’s termination of service, retirement, death, disability, or hardship withdrawal, as defined in the Plan. A participant is entitled to receive a lump-sum benefit payment or an annuity paid in equal installments, at the participant’s option.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies:

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Investments in mutual funds and Cadmus common stock are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

3.	Investments:

Investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2003	2002
The Vanguard Group:
Money Market Reserves – Federal Money Market Fund	$171,641	$134,279
Fixed Income Securities Fund – Short-Term Federal Fund	353,320	232,776
Wellington Fund	533,935	479,867
Index Trust – 500 Index Fund	677,514	664,228

During 2003, the Plan’s investments appreciated in fair value as follows:

Mutual funds	$225,155
Common stock	1,331

Net appreciation	$226,486

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements, Continued

4.	Administrative Expenses:

Administrative expenses of the Plan are paid jointly by the Company and participants. Investment advisory fees are paid by the Plan. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.	Tax Status:

The Plan obtained its latest determination letter on February 10, 2004, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, there is no provision for income taxes in the accompanying financial statements.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

7.	Related-Party Transactions:

The Plan invests in Cadmus Communications Corporation common stock. This is a related-party transaction and is identified as a party-in-interest in the accompanying supplemental information.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

EIN: 54-0157890 Plan: 004

Schedule of Assets Held for Investment Purposes

at December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
The Vanguard Group:
Money Market Reserves - Federal Money Market Fund	Mutual fund	$171,641
Fixed Income Securities Fund - Short-Term Federal Fund	Mutual fund	353,320
Wellington Fund	Mutual fund	533,935
Index Trust - 500 Index Fund	Mutual fund	677,514
* Cadmus Communications Corporation	Common stock (853 shares)	11,089

		$1,747,499

“Cost” is not required as all investments are participant directed.

*	Represents a party-in-interest to the Plan.

See report of independent accountants.